

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2015

Via E-Mail
Vladislav Ermolovich
President, Treasurer and Secretary
Todex Corp.
1810 E. Sahara Avenue, Office 219
Las Vegas, NV 89104

> **Re:** **Todex Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 13, 2015**
> **File No. 333-201288**

Dear Mr. Ermolovich:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated January 26, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 1 and we are unable to concur with your assertion that you are not a shell company. In this regard, we specifically note your statement in your prospectus that you have no developed product or revenues, and that you have identified just one customer. In addition, you state that you have primarily been involved in organizational activities and do not have sufficient capital to commence operations. Moreover, your nascent Software Development Agreement of less than 30 days may be considered a nominal asset. These are factors indicating that you are a shell company under the definition in Securities Act Rule 405. Accordingly, please revise your disclosure on the cover page and throughout as appropriate, including your discussion of Rule 144 on page 27, to indicate that you are a shell company.

Prospectus Cover Page

2.	We note your revisions in response to prior comment 3. Please include the page number where the risk factors appear in your prospectus. Refer to Item 501(b)(5) of Regulation S-K. In addition, revise the enumeration on the table of contents page to identify the correct pages on which the information appears.

Use of Proceeds, page 13

3.	Regarding your revisions in response to prior comment 2, we note that if you sell only 25% of the maximum offering amount, you will not able to pay the estimated SEC reporting and compliance expenses, after paying for the cost of the offering. Please expand to discuss the implications to your business of selling only 25% of the total offering amount. Also consider adding risk factor disclosure.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation, page 17

4.	We note your Office Service Agreement filed as exhibit 10.2 in response to prior comment 8. Please refile the agreement in a proper electronic format. We refer you to Section 2.1 of the EDGAR Filer Manual-Volume II and Rule 102 of Regulation S-T for further guidance.

Directors, Executive Officers, Promoter and Control Persons, page 24

5.	Please expand your disclosure in response to prior comment 9 to provide a brief description of Mr. Ermolovich's duties as a sole proprietor in used car distribution.

Plan of Distribution

Procedures for Subscribing, page 30

6.	Regarding the Subscription Agreement filed as exhibit 99.1 in response to prior comment 10, please tell us which provision provides for your right to reject subscriptions, as disclosed on page 30.

Exhibits, page 45

7.	We note that you have not provided an updated consent from your independent registered public accounting firm. Please provide an updated consent in your next amendment. We refer you to Item 601(b)(23) of Regulation S-K.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        Scott D. Olson, Esq